                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549



                            FORM 11-K


           [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1993

                              Or

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934
                      [NO FEE REQUIRED]


        For the transition period from                to
                                       --------------   --------------

                    Commission file number
                                           ---------------


                   The Research-Cottrell Thrift Plan
     The Research-Cottrell, Inc. Corporate Division Profit Sharing Plan

                     -----------------------------


                    Air & Water Technologies Corporation
                                    and
                        Metcalf & Eddy Companies, Inc.
                    U.S. Highway 22 West and Station Road
                          Branchburg, New Jersey 08876
                               (908) 685-4000



                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

The Research-Cottrell Thrift Plan:
- - ---------------------------------

  Report of Independent Public Accountants                         F-1

  Statements of Net Assets Applicable to Participants'
    Equity as of December 31, 1993 and 1992                        F-2

  Statements of Changes in Net Assets Applicable to
    Participants' Equity for the Year Ended
    December 31, 1993                                              F-3

  Notes to Financial Statements                                    F-4 - F-7


The Research Cottrell, Inc. Corporate Division Profit Sharing Plan:
- - ------------------------------------------------------------------

  Report of Independent Public Accountants                         F-8

  Statements of Net Assets Applicable to Participants'
    Equity as of December 31, 1993 and 1992                        F-9

  Statements of Changes in Net Assets Applicable to
    Participants' Equity for the Year Ended
    December 31, 1993                                              F-10

  Notes to Financial Statements                                    F-11 - F-15

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ----------------------------------------




To the Administrative Committee of
  The Research-Cottrell, Inc. Thrift Plan:


We have audited the accompanying statements of net assets applicable to participants' equity of The Research-Cottrell Thrift Plan (the Plan) as of December 31, 1993 and 1992, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1993. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1993 and 1992, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.


                                         ARTHUR ANDERSEN & CO.



Roseland, New Jersey
June 2, 1994

                THE RESEARCH-COTTRELL THRIFT PLAN
                ---------------------------------

   STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
   -----------------------------------------------------------
                 AS OF DECEMBER 31, 1993 AND 1992
                 --------------------------------


                                                      1993          1992
                                                  -----------   -----------

CONTRIBUTION RECEIVABLE FROM EMPLOYER (Note 1)    $   143,074   $   187,883

BENEFICIAL INTEREST IN RESEARCH-COTTRELL
  MASTER TRUST ($25,507,782 and $23,059,412
  at cost in 1993 and 1992, respectively)
  (Notes 2 and 4)                                  28,703,087    25,734,848
                                                  -----------   -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY     $28,846,161   $25,922,731
                                                  ===========   ===========






          The accompanying notes to financial statements are an integral part of these statements.

                        THE RESEARCH-COTTRELL THRIFT PLAN
                        ---------------------------------

      STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
      ---------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1993
                      ------------------------------------


                                                        Air & Water
                                     Cash Equivalents   Technologies
                     Cash and Cash   Fixed Income and   Corporation
                      Equivalents      Common Stock     Common Stock  Total
                     -------------   ----------------   ------------  -------

NET ASSETS APPLICABLE
  TO PARTICIPANTS' EQUITY,
    beginning of year    $9,820,828    $15,464,976      $636,927    $25,922,731
                          ----------   -----------      --------    -----------

ADDITIONS (Notes 1 and 2):
 Contributions
   Employer                 215,956        386,348        28,046        630,350
   Employee               1,559,939      2,924,219       220,671      4,704,829
  Interest and dividend
  income earned on
  beneficial interest in
  Research-Cottrell
    Master Trust            299,140        664,194           466        963,800
  Net appreciation on
  beneficial interest in
  Research-Cottrell
    Master Trust                  -      1,036,130        93,922      1,130,052
                          ----------    -----------     --------   -----------
                          2,075,035      5,010,891       343,105      7,429,031
                          ----------    -----------     --------   -----------
DEDUCTIONS:
  Distributions to
    participants         (1,840,362)    (2,380,143)     (179,808)    (4,400,313)
  Administrative expenses   (13,244)       (89,149)       (2,895)      (105,288)
                          ----------    -----------      --------   -----------
                         (1,853,606)    (2,469,292)     (182,703)    (4,505,601)
                          ----------    -----------     ---------   -----------
TRANSFERS BETWEEN FUNDS    (318,056)       376,200       (58,144)            -
                          ----------    -----------     --------    -----------
NET ASSETS APPLICABLE TO
  PARTICIPANTS' EQUITY,
  end of year            $9,724,201    $18,382,775      $739,185    $28,846,161
                         ==========    ===========      ========    ===========




The accompanying notes to financial statements are an integral part of this statement.

                THE RESEARCH-COTTRELL THRIFT PLAN
                ---------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------




(1) Plan description:
    ----------------

     General-
     -------

      The Plan is a defined contribution plan for which contributions are made by Research-Cottrell, Inc. (the Company) and participants. The Company is a wholly-owned subsidiary of Air & Water Technologies Corporation (AWT). All eligible employees of AWT and its subsidiaries may elect to participate in the Plan. The Board of Directors of Research-Cottrell, Inc. has appointed an administrative committee to manage and administer the Plan.

     Contributions -
     -------------

      Employer -
      --------

       The Company contributes to the Plan on a discretionary basis, an amount equal to 25% of the participants' contributions up to a maximum of 4% of the employees' base salary for a calendar quarter. Company contributions for the applicable quarter are paid to the Plan trust by the end of the following quarter. Any amounts forfeited by terminated participants are applied to reduce employer contributions. Forfeitures amounted to $103,885 in 1993.

      Employee -
      --------

       Participants may contribute up to a maximum of 10% of
        their compensation, as defined in the Plan. Such contributions to the Plan are made through payroll deductions and are invested, along with employer contributions in the Research-Cottrell Master Trust.

      Withdrawals -
      -----------

       Participants may withdraw funds from their respective account balances if any of the following events should occur -

        1. Attainment of age 59-1/2
        2. Termination of employment
        3. Death
        4. Total disability
        5. Retirement
        6. An event of financial hardship, as defined

       Participants are required to begin receiving benefits under the Plan by the April 1 following the calendar year in which the participant attains age 70-1/2 even if not yet retired.

       Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his account. Payments due to participants who have requested to withdraw their funds prior to December 31, 1993 and 1992 total approximately $1,217,000 and $1,215,000, respectively.

     Eligibility and vesting -
     -----------------------

      All employees are eligible to participate in the Plan on any January 1 or July 1 following their date of employment provided that they have completed one full year of service and attained the age of 21. Employees are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows-

           Years of
            Service                        Vesting Percentage
           --------                        ------------------

              1                                   10%
              2                                   20%
              3                                   30%
              4                                   40%
              5                                   60%
              6                                   80%
          7 or more                              100%

     Participant loans -
     -----------------

      A participant, while in active employment, may request a loan from the Plan. The amount of the loan cannot exceed the lesser of $50,000 or one-half of the value of the participant's nonforfeitable accrued benefit. No loans were outstanding as of December 31, 1993 and 1992.

     Retirement -
     ----------

      A participant's normal retirement date is the first day of the month coincident with or following the attainment of age 65.

(2) Summary of significant
      accounting policies:
    ----------------------

     Valuation of investments -
     ------------------------

      Effective April 3, 1984, the Company established the
       Research-Cottrell Master Trust (Master Trust). The Master Trust is maintained by Chemical Bank. The Master Trust provides participants with three investment options. Amounts contributed to Fund A are invested in cash equivalents.
       Amounts contributed to Fund B are invested in cash equivalents, fixed income securities and common stocks. Amounts contributed to Fund C are invested primarily in Air & Water Technologies Corporation Class A
       Common Stock. The Plan has a beneficial interest, along with another employee benefit plan of the Company in the Master Trust (Note 4). Administrative expenses of the Plan are paid from the assets of the Plan.

      Investments in Fund A are valued at cost, which approximates market. Investments in Funds B and C are traded on national securities exchanges and are valued at the last reported sales price on the last business day of the plan year.

     Security transactions and
       investment income -
     -------------------------

      Purchases and sales of securities are reported on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date and interest income on an accrual basis.


     Tax status -
     ----------

      The Plan obtained its latest determination letter on October
       11, 1985, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The
       Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1993 and 1992.

     Allocations to participants'
       accounts -
     ---------------------------

      Earned income on investments of the Plan is allocated to the participants' individual accounts quarterly in the ratio that the value of each individual's account bears to the aggregate value of all participants' accounts at the beginning of each quarter.

(3) Termination priorities:
    ----------------------

     The Company has the right to terminate the Plan at any time and in the event the Plan is terminated, subject to conditions set forth by Employee Retirement Income Security Act of 1974, the amount of each participant's account balance in the Plan becomes fully vested. The Company has not expressed any intention to terminate the Plan.

(4) Beneficial interest
      in the Master Trust:
    ----------------------

     The Plan's beneficial interest in the current market value of the assets of the Master Trust is based on its pro rata share of such assets. Investment income and realized and unrealized gains and losses of the Master Trust are allocated to the Plan quarterly, based on the Plan's pro rata share of the market value of the assets held as of the end of the prior quarter. The Plan's share of the market value of the investments listed below is 55% and 51.1% at December 31, 1993 and 1992, respectively. Investments held by the Master Trust at December 31, 1993 and 1992 are summarized as follows (in thousands)-

                                          1993                1992
                                  ----------------------------------------
                                  Market Value  Cost    Market Value  Cost
                                  ------------ ------   ------------  ------

   Cash equivalents
     and accrued income             $22,112    $22,100    $22,827     $22,814
   U. S. Government
     securities                       7,622      6,658      7,629       7,066
   Corporate and
     foreign bonds                    3,906      3,575      3,305       2,928
   Common stocks                     18,568     12,106     16,605      10,712
                                    -------    -------    -------     -------
                Total               $52,208    $44,439    $50,366     $43,520
                                    =======    =======    =======     =======

     As of December 31, 1993 and 1992, the Master Trust held
      64,276 and 63,063 shares of AWT common stock, respectively, with a market value of $964,140 and $819,819, respectively, ($1,208,552 and $1,239,377, respectively, at cost). During
      1993, the Master Trust purchased 8,632 shares of AWT common stock at a cost of $112,305 and sold 7,419 shares of AWT common stock at a price of $89,064, resulting in a realized loss of $52,538.

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ----------------------------------------


To the Administrative Committee of the
  Research Cottrell, Inc. Corporate
  Division Profit Sharing Plan:


We have audited the accompanying statements of net assets applicable to participants' equity of Research Cottrell, Inc. Corporate Division Profit Sharing Plan (the Plan) as of December 31, 1993 and 1992, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1993. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective December 31, 1991, Research Cottrell, Inc. merged six affiliated profit sharing plans into the Plan. Included in the merged plan is $1,401,989 of net assets applicable to participants equity as of December 31, 1993, transferred from the Power Application Mfg. Co. Profit Sharing Plan. Prior to 1989, this plan was not subject to the Employee Retirement Income Security Act audit requirements. Because of the lack of Power Application & Mfg. Co. Profit Sharing Plan records prior to January 1, 1987, we were unable to perform auditing procedures with respect to the participants' individual interests accumulated from inception of that plan and therefore are unable to form an opinion regarding the basis on which Power Application & Mfg. Co. Profit Sharing Plan participants' equity is stated as of December 31, 1986, or the propriety of certain distributions to withdrawn participants subsequent thereto.

In our opinion, except for the effect of such adjustments, if any, as might have been disclosed had we been able to apply certain auditing procedures as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1993 and 1992, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.


                                         ARTHUR ANDERSEN & CO.


Roseland, New Jersey
June 2, 1994

  RESEARCH COTTRELL, INC. CORPORATE DIVISION PROFIT SHARING PLAN
  --------------------------------------------------------------


   STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
   -----------------------------------------------------------

                 AS OF DECEMBER 31, 1993 AND 1992
                 --------------------------------




                                                       1993          1992
                                                   -----------   -----------
BENEFICIAL INTEREST IN RESEARCH-COTTRELL
  MASTER TRUST ($18,931,146 and $20,461,263
  at cost in 1993 and 1992, respectively)
  (Notes 2 and 4)                                  $23,505,155   $24,630,857
                                                   -----------   -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY      $23,505,155   $24,630,857
                                                   ===========   ===========




          The accompanying notes to financial statements are an integral part of these statements.

             RESEARCH COTTRELL, INC. CORPORATE DIVISION PROFIT SHARING PLAN
             --------------------------------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
        ---------------------------------------------------------------------

                          FOR THE YEAR ENDED DECEMBER 31, 1993
                          ------------------------------------



                                                          Air & Water
                                       Cash Equivalents  Technologies
                        Cash and Cash  Fixed Income and  Corporation
                        Equivalents     Common Stock     Common Stock   Total
                        -------------  ----------------  ------------  --------

NET ASSETS APPLICABLE TO
  PARTICIPANTS' EQUITY,
  beginning of year      $9,883,130    $14,512,417       $235,310    $24,630,857
                         ----------    -----------       --------   -----------
ADDITIONS:
  Employee rollover
   contributions              2,117         69,794         11,411        83,322
  Interest and dividend
    income earned on
    beneficial interest in
    Research-Cottrell
    Master Trust            282,243        583,598            154       865,995
  Net appreciation on
    beneficial interest in
    Research-Cottrell
    Master Trust                  -        929,435         27,267       956,702
                         ----------    -----------       --------   -----------
                            284,360      1,582,827         38,832     1,906,019
                         ----------    -----------       --------   -----------
DEDUCTIONS:
  Distributions to
    participants         (1,341,530)    (1,570,499)       (28,161)   (2,940,190)
  Administrative expenses   (12,504)       (78,055)          (972)      (91,531)
                         ----------    -----------       --------   -----------
                         (1,354,034)    (1,648,554)       (29,133)   (3,031,721)
                         ----------    -----------       --------   -----------
TRANSFERS BETWEEN FUNDS    (390,459)       398,846         (8,387)         -
                         ----------    -----------       --------   -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  end of year             $8,422,997   $14,845,536       $236,622   $23,505,155
                         ==========    ===========       ========   ===========



              The accompanying notes to financial statements are an
                        integral part of this statement.

      RESEARCH COTTRELL, INC. CORPORATE DIVISION PROFIT SHARING PLAN
      --------------------------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------




(1) Plan description:
- - ---------------------
     General-
     --------
      The Plan is a defined contribution plan for which contributions are made by Research Cottrell, Inc. Corporate Division (the Company), and participants. The Company is a wholly-owned subsidiary of Air & Water Technologies Corporation
       (AWT).  All eligible employees of AWT and its
       subsidiaries participate in the Plan. The Board of Directors of Research-Cottrell, Inc. has appointed an administrative committee to manage and administer the Plan.

      Effective December 31, 1991, the Company merged the Research
       Cottrell, Inc. Air Pollution Control Division Profit Sharing Plan, the Custodis Cottrell, Inc. Profit Sharing Plan, the
       Research Cottrell, Inc. Environmental Engineering Profit
       Sharing Plan, the Flex Kleen Corporation Profit Sharing
       Plan, the KVB, Inc. Profit Sharing Plan and the Power
       Application & Mfg. Co. Profit Sharing Plan into the
       Research Cottrell, Inc. Corporate Division Profit Sharing
       Plan.  All terms and policies of the plans were identical.

      Included in the merged Plan is $1,401,989 of net assets applicable to participants equity as of December 31, 1993, transferred from the Power Application Mfg. Co. Profit Sharing Plan.
       Prior to 1989, this plan was not subject to the Employee
       Retirement Income Security Act audit requirements.
       Because of the lack of Power Application & Mfg. Co.
       Profit Sharing Plan records prior to January 1, 1987, the participants' individual interests accumulated from the time of inception of that plan were not subject to audit procedures.

     Contributions
     -------------
      Employer-
      ---------
       Each year the Company may contribute to the Plan a portion of its current or accumulated net income as authorized by the Board of Directors. During 1993, no employer contributions were authorized or made.

      Employee-
      --------
       Through December 31, 1991, participants could contribute up to a maximum of 10% of their compensation, as defined in the Plan. Contributions were made to the Plan through payroll deductions and were invested in the Research-Cottrell Master Trust.
        During 1992, the Plan was amended and employee contributions were discontinued.

     Eligibility and vesting-
     -----------------------
      All employees are eligible to participate in the Plan on any January 1 or July 1 following their date of employment provided that they have completed one full year of service and attained the age of 21. Employees are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows-

          Years of
           Service                           Vesting Percentage
           -------                           ------------------
              1                                   10%
              2                                   20%
              3                                   30%
              4                                   40%
              5                                   60%
              6                                   80%
          7 or more                              100%

     Withdrawals-
     ------------
      Participants may withdraw funds from their respective account balances if any of the following events should occur-

          1. Attainment of age 59-1/2
          2. Termination of employment
          3. Death
          4. Total disability
          5. Retirement
          6. An event of financial hardship, as defined.

      Participants are required to begin receiving benefits under the Plan by the April 1 following the calendar year in which the participant attains age 70-1/2 even if not yet retired.

      Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his account. Payments due to participants who have requested to withdraw their funds prior to December 31, 1993 and 1992 total approximately $1,005,000 and $799,000, respectively.

     Retirement
     ----------
      A participant's normal retirement date is the first day of the month coincident with or following the attainment of age 65.

(2) Summary of significant
    accounting policies:
    ----------------------
     Valuation of investments
     ------------------------
      Effective April 3, 1984, Research-Cottrell, Inc. established the Research-Cottrell Master Trust (Master Trust). The Master Trust is maintained by Chemical Bank. The Master
       Trust provides participants with three investment options. Amounts contributed to Fund A are invested in cash equivalents. Amounts contributed to Fund B are invested in cash equivalents, fixed income securities and common stocks. Amounts contributed to Fund C are invested primarily in Air & Water Technologies
       Corporation Class A Common Stock.  The remainder of the
       Funds are invested in cash equivalents. The Plan has a beneficial interest, along with another employee benefit plan of Research-Cottrell, Inc. in the Master Trust (Note
       4). Administrative expenses of the Plan are paid from the assets of the Plan.

      Investments in Fund A are valued at cost, which approximates market. Investments in Funds B and C are traded on national securities exchanges and are valued at the last reported sales price on the last business day of the year.

     Security transactions and
       investment income
     -------------------------
      Purchases and sales of securities are reported on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date and interest income on an accrual basis.


     Tax status
     ----------
      The Plan obtained its latest determination letter on August
       9, 1985, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The
       Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1993 and 1992.

     Allocations to participants'
       accounts
     ----------------------------
      Employer contributions
      ----------------------
       The amount contributed by the Company is allocated to each participant annually in the ratio in which compensation, as defined, of each participant bears to the aggregate compensation of all participants. During
        1993, no employer contributions were made to the Plan.

      Income from investments
      -----------------------
       Earned income on investments of the Plan is allocated to the participants' individual accounts quarterly in the ratio that the value of each individual's account bears to the aggregate value of all participants' accounts at the beginning of each quarter.

      Forfeitures-
      ------------
       Participants who terminate before becoming fully vested forfeit that portion of their account to which they are not entitled. Forfeitures are periodically allocated among all continuing participants. Forfeitures amounted to $137,526 in 1993.

(3) Termination priorities:
    ----------------------
     The Company has the right to terminate the Plan at any time and in the event the Plan is terminated, subject to conditions set forth by Employee Retirement Income Security Act of 1974, the amount of each participant's account balance in the Plan becomes fully vested. The Company has not expressed any intention to terminate the Plan.

(4) Beneficial interest
      in the Master Trust:
    ---------------------
     The Plan's beneficial interest in the current market value of the assets of the Master Trust is based on its pro rata share of such assets. Investment income and realized and unrealized gains and losses of the Master Trust are allocated to the Plan quarterly, based on the Plan's pro rata share of the market value of the assets held as of the end of the prior quarter. The Plan's share of the market value of the investments listed below is 45% and 48.9% at December 31, 1993 and 1992, respectively. Investments held by the Master Trust at December 31, 1993 and 1992 are summarized as follows (in thousands) -

                                   1993                   1992
                              ---------------     ----------------
                            Market Value  Cost   Market Value  Cost
                            ------------  ----   ------------  ----

      Cash equivalents
        and accrued income    $22,112  $22,100     $22,827    $22,814
      U. S. Government
        securities              7,622    6,658       7,629      7,066
      Corporate and
        foreign bonds           3,906    3,575       3,305      2,928
      Common stocks            18,568   12,106      16,605     10,712
                              -------  -------     -------    -------
                Total         $52,208  $44,439     $50,366    $43,520
                              =======  =======     =======    =======





     As of December 31, 1993 and 1992, the Master Trust held
      64,276 and 63,063 shares of AWT common stock, respectively, with a market value of $964,140 and $819,819, respectively, ($1,208,552 and $1,239,377, respectively, at cost). During
      1993, the Master Trust purchased 8,632 shares of AWT common stock at a cost of $112,305 and sold 7,419 shares of AWT common stock at a price of $89,064, resulting in a realized loss of $52,538.

                               SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

			                              		The Research-Cottrell Thrift Plan
					                              The Research Cottrell Corporate Division
					                              Profit Sharing Plan


Date  June 28, 1994                               /s/ Augustine W. Bolella
- - -------------------		                             ------------------------
                                                   Augustine W. Bolella